Dreyfus Premier International Opportunities Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Dreyfus Premier Value Fund

ANNUAL REPORT October 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Value Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Brian Ferguson, Chairman of The Boston Company Asset Management Large Cap Value Team.

The Federal Reserve Board has raised short-term interest rates three times since the beginning of the summer, the rate of corporate earnings growth appears to have slowed dramatically and high energy prices threaten to erode the rate of economic growth. Though these factors may suggest the U.S. economy is moving toward a new phase of the business cycle, we believe the current economic cycle still favors higher-quality stocks, which currently offer favorable relative and absolute valuations.

Of course, the specific investments that may be right for you in today's economic and market environment depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific asset classes and investments that will satisfy your financial needs most effectively.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Chairman, The Boston Company Asset
Management Large Cap Value Team

How did Dreyfus Premier Value Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund's Class A shares produced a total return of 11.43%, Class B shares produced a total return of 10.52%, Class C shares produced a total return of 10.47%, Class R shares produced a total return of 11.26% and Class T shares produced a total return of 10.66%.[1] This compares with the performance of the fund's benchmark, the Russell 1000 Value Index (the "Index"), which produced a total return of 15.45% for the same period.[2]

We attribute the fund's gains to good results from the fund's consumer discretionary and industrial holdings in an environment of stronger economic growth. However, the fund's returns modestly trailed its benchmark, primarily due to our focus on large-cap stocks at a time in which smaller-cap stocks generally produced better returns.

What is the fund's investment approach?

The fund seeks capital growth. To pursue this goal, it invests at least 80% of its assets in stocks. The fund focuses on larger, more-established companies that the fund's manager believes are "undervalued," but the fund can invest in companies of any size. The fund's stock investments may include common stocks, preferred stocks and convertible securities of both U.S. and foreign issuers, including those purchased in initial public offerings. The fund expects to invest mainly in the stocks of U.S. issuers, but may invest up to 30% of its assets in foreign stocks.

In choosing stocks, the fund employs a "bottom-up" approach, primarily focusing on large companies with strong positions in their industries and a catalyst that can trigger a price increase (such as corporate restructuring or change in management). The portfolio manager uses fundamental analysis to create a broadly diversified portfolio, normally with a weighted average p/e ratio less than or equal to that of the S&P 500 Index and a long-term projected earnings growth rate greater than or equal to that of the S&P 500 Index. The manager selects stocks based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings or cash flow; and
- *financial profile,* which measures the financial health of the company.

The fund typically sells a security when the portfolio manager believes that there has been a negative change in the fundamental factors surrounding the company, the company has been fully valued, the company has lost favor in the current market or economic environment, or a more attractive opportunity has been identified.

What other factors influenced the fund's performance?

Although we choose stocks one company at a time, and not according to broader economic trends, stocks generally benefited during the reporting period from a stronger U.S. economy. However, the stock market's strength was concentrated primarily among smaller-cap stocks that investors believed had greater growth potential than larger, better-established companies. Because the fund focused mainly on larger stocks, its returns trailed the Index.

Nonetheless, the fund scored a number of successes in the consumer discretionary sector. Gains in casino operator Mandalay Resort Group, cruise line Royal Caribbean Cruises and outdoor advertising company Lamar Advertising more than offset weakness in Home Depot, which was hurt by concerns that higher interest rates might constrain home building and renovation.

Strong industrial growth helped boost many of the fund's industrial holdings, including railroad Norfolk Southern and construction machinery manufacturer Caterpillar, both of which benefited from rising demand for coal and other mining products. The fund also benefited from higher energy prices, which helped drive the performance of oil service companies BJ Services and Schlumberger, as well as exploration and production companies such as XTO Energy. However, the fund had less exposure to energy stocks than the Index, and its returns from the sector lagged the averages.

Financial stocks represented the greatest detractor from the fund's performance. Investments in global insurance firm American International Group, mortgage originator Fannie Mae and regional bank New York Community Bancorp were hurt by company-specific problems. In addition, the fund did not own shares of the Index holding AT&T Wireless, which rose on the strength of its buyout, further detracting from the fund's relative performance.

What is the fund's current strategy?

It was my pleasure to have assumed responsibility for managing the fund on October 5, 2004. Since then, I have begun to reposition the fund to better reflect our view of relative values in today's marketplace. For example, I have started to reduce the number of holdings in the fund's portfolio from 118 to a range between 70 and 100 stocks. My objective in this regard is to focus on investments in which I have a greater degree of confidence. In addition, I have begun to trim the fund's exposure to the financial sector, redeploying those assets to consumer discretionary, industrial and technology stocks that I believe are attractively valued, financially strong and poised for growth.

November 15, 2004

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Value Fund Class A shares and Class B shares and the Russell 1000 Value Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier Value Fund on 10/31/94 to a $10,000 investment made in the Russell 1000 Value Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C, Class R and Class T shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		5.04%	0.49%	6.95%	
without sales charge		11.43%	1.69%	7.58%	
Class B shares					
with applicable redemption charge †		6.52%	0.52%	7.08%	
without redemption		10.52%	0.85%	7.08%	
Class C shares					
with applicable redemption charge ††	9/1/95	9.47%	0.81%	–	6.07%
without redemption	9/1/95	10.47%	0.81%	–	6.07%
Class R shares	9/1/95	11.26%	1.33%	–	6.65%
Class T shares					
with applicable sales charge (4.5%)	3/1/00	5.67%	–	–	0.85%
without sales charge	3/1/00	10.66%	–	–	1.85%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Value Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.40	$ 10.74	$ 10.84	$ 6.76	$ 10.33
Ending value (after expenses)	$1,038.20	$1,034.40	$1,033.60	$1,038.00	$1,034.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.34	$ 10.63	$ 10.74	$ 6.70	$ 10.23
Ending value (after expenses)	$1,018.85	$1,014.58	$1,014.48	$1,018.50	$1,014.98

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.10% for Class B, 2.12% for Class C, 1.32% for Class R and 2.02% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks—96.5%	Shares	Value ($)
Banking—13.3%		
Bank of America	107,808	4,828,721
Bank of New York	20,600	668,676
First Horizon National	9,000	389,520
J.P. Morgan Chase & Co.	51,572	1,990,679
New York Community Bancorp	68,000 a	1,248,480
North Fork Bancorporation	31,542	1,391,002
U.S. Bancorp	48,000	1,373,280
Wachovia	32,000	1,574,720
Washington Mutual	17,000	658,070
Wells Fargo	46,800	2,794,896
		16,918,044
Consumer Discretionary—10.1%		
Advance Auto Parts	17,000 b	665,040
Clear Channel Communications	9,300	310,620
Comcast, Cl. A	44,691 b	1,318,385
Corinthian Colleges	16,000 a,b	229,760
Disney (Walt)	40,100	1,011,322
Eastman Kodak	15,000	454,200
Federated Department Stores	14,000	706,300
Gap	30,000	599,400
Hilton Hotels	36,000	716,400
Home Depot	19,000	780,520
Lamar Advertising	17,000 a,b	704,140
Liberty Media	62,400 b	556,608
Michaels Stores	24,000	698,400
JC Penney	12,000 a	415,080
Royal Caribbean Cruises	16,000 a	745,600
Time Warner	108,000 b	1,797,120
Viacom, Cl. B	31,800	1,160,382
		12,869,277
Consumer Staples—4.7%		
Altria Group	45,800	2,219,468
Dean Foods	19,000 a,b	567,150
General Mills	9,000	398,250
Kellogg	15,000	645,000
Kimberly-Clark	8,000	477,360

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
PepsiCo	17,700	877,566
Smithfield Foods	30,000 [b]	726,900
		5,911,694
Energy−11.1%		
Anadarko Petroleum	14,000	944,300
BP, ADR	12,000	699,000
ChevronTexaco	48,000	2,546,880
ConocoPhillips	16,000	1,348,960
Exxon Mobil	159,260	7,838,777
Schlumberger	12,000	755,280
		14,133,197
Financial−18.4%		
American Express	13,500	716,445
American International Group	22,927	1,391,898
Axis Capital Holdings	38,400	962,304
Capital One Financial	10,000	737,600
CIT Group	19,000	767,600
Citigroup	128,301	5,692,715
Countrywide Financial	24,798	791,800
Developers Diversified Realty	13,000 [a]	543,400
Doral Financial	12,000 [a]	503,760
Federal Home Loan Mortgage	12,100	805,860
Federal National Mortgage Association	21,300	1,494,195
Fidelity National Financial	28,600	1,079,364
Fifth Third Bancorp	12,000	590,280
Goldman Sachs Group	10,000	983,800
Knight Trading Group	31,500 [b]	327,285
MBNA	26,500	679,195
Merrill Lynch	34,000 [a]	1,833,960
Morgan Stanley	31,600	1,614,444
Reinsurance Group of America	17,000	732,360
Willis Group Holdings	32,400	1,164,780
		23,413,045
Health Care−6.2%		
Becton, Dickinson & Co.	13,000	682,500
Bristol-Myers Squibb	30,000	702,900
DaVita	25,500 [b]	755,310

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
Fisher Scientific International	15,000 [b]	860,400
Hospira	24,000 [b]	765,840
IVAX	51,250 [b]	927,625
Merck & Co.	21,700	679,427
Novartis, ADR	16,000	768,160
PacifiCare Health Systems	19,000 [b]	676,780
Schering-Plough	36,000	651,960
Thermo Electron	12,800 [b]	371,200
		7,842,102
Industrials—12.0%		
AMR	37,000 [b]	285,640
Caterpillar	9,000	724,860
Cooper Industries, Cl. A	12,000	766,800
Deere & Co.	13,000	777,140
General Electric	192,000	6,551,040
Grainger (W.W.)	13,000 [a]	761,670
Illinois Tool Works	9,000	830,520
Manpower	14,000	633,500
Norfolk Southern	30,000	1,018,500
Republic Services	27,000	831,600
Rockwell Collins	14,000	496,580
Tyco International	25,000	778,750
United Technologies	9,000	835,380
		15,291,980
Information Technology—6.8%		
Agilent Technologies	13,000 [a,b]	325,780
Amdocs	29,000 [b]	729,350
Computer Sciences	15,000 [b]	745,050
Hewlett-Packard	82,280	1,535,345
Intel	13,000	289,380
International Business Machines	21,800	1,956,550
Lucent Technologies	102,000 [a,b]	362,100
Microsoft	54,000	1,511,460
Motorola	22,900	395,254
SunGard Data Systems	28,000 [b]	741,720
		8,591,989

Common Stocks (continued)	Shares	Value ($)
Materials–6.1%		
Air Products & Chemicals	14,000	744,520
Alcoa	18,300 a	594,750
du Pont (EI) de Nemours	23,100	990,297
International Paper	15,100	581,501
Olin	23,000	430,100
PPG Industries	10,000	637,500
Placer Dome	37,000 a	786,250
Praxair	26,000	1,097,200
Sigma-Aldrich	7,000 a	389,480
Sonoco Products	31,000	826,150
Weyerhaeuser	10,800	676,512
		7,754,260
Telecommunication Services–4.1%		
BellSouth	23,800	634,746
SBC Communications	54,996	1,389,199
Sprint (FON Group)	29,500	618,025
Verizon Communications	65,000	2,541,500
		5,183,470
Utilities–3.7%		
Consolidated Edison	15,000	651,750
Dominion Resources	10,000	643,200
Exelon	16,200	641,844
FPL Group	10,000	689,000
KeySpan	11,000	439,450
PG&E	29,000 a,b	929,160
Southern	22,000	694,980
		4,689,384
Total Common Stocks		
(cost $98,361,190)		**122,598,442**

Short-Term Investments–3.5%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.50%, 11/4/2004	3,615,000	3,614,494
1.40%, 11/12/2004	713,000 c	712,643
1.66%, 11/26/2004	151,000	150,823
Total Short-Term Investments		
(cost $4,478,068)		**4,477,960**

Investment of Cash Collateral for Securities Loaned−5.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $6,721,264)	6,721,264 d	**6,721,264**
Total Investments (cost $109,560,522)	**105.3%**	**133,797,666**
Liabilities, Less Cash and Receivables	**(5.3%)**	**(6,718,284)**
Net Assets	**100.0%**	**127,079,382**

a   *All or a portion of these securities are on loan. At October 31, 2004, the total market value of the securities on loan is $6,479,571 and the total market value of the collateral held by the fund is $6,721,264.*

b   *Non-income producing.*

c   *Partially held by a broker in a segregated account as collateral for open financial futures positions.*

d   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	18.4	Information Technology	6.8
Banking	13.3	Health Care	6.2
Industrials	12.0	Materials	6.1
Energy	11.1	Other	21.3
Consumer Discretionary	10.1		**105.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2004

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 10/31/2004 ($)
Financial Futures Long				
Standard & Poor's 500	11	3,108,325	December 2004	**10,313**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $6,479,571)–Note 1(c):		
Unaffiliated issuers	102,839,258	127,076,402
Affiliated issuers	6,721,264	6,721,264
Cash		96,180
Dividends and interest receivable		224,541
Receivable for shares of Beneficial Interest subscribed		11,312
Receivable for futures variation margin–Note 4		7,425
Prepaid expenses		24,034
		134,161,158
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		128,721
Liability for securities on loan–Note 1(c)		6,721,264
Payable for shares of Beneficial Interest redeemed		153,868
Accrued expenses		77,923
		7,081,776
Net Assets ($)		**127,079,382**
Composition of Net Assets ($):		
Paid-in capital		104,824,960
Accumulated undistributed investment income–net		1,025,440
Accumulated net realized gain (loss) on investments		(3,018,475)
Accumulated net unrealized appreciation (depreciation) on investments (including $10,313 net unrealized appreciation on financial futures)		24,247,457
Net Assets ($)		**127,079,382**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	118,301,215	7,354,941	1,237,342	24,639	161,245
Shares Outstanding	6,309,071	414,433	70,668	1,347	8,824
Net Asset Value Per Share ($)	**18.75**	**17.75**	**17.51**	**18.29**	**18.27**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $2,781 foreign taxes withheld at source)	2,685,516
Interest	56,907
Income on securities lending	2,293
Total Income	**2,744,716**
Expenses:	
Management fee–Note 3(a)	966,102
Shareholder servicing costs–Note 3(c)	495,420
Distribution fees–Note 3(b)	70,983
Registration fees	56,228
Professional fees	55,007
Prospectus and shareholders' reports	18,677
Custodian fees–Note 3(c)	16,018
Trustees' fees and expenses–Note 3(d)	14,814
Loan commitment fees–Note 2	1,014
Interest expense–Note 2	29
Miscellaneous	9,647
Total Expenses	**1,703,939**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(116)
Net Expenses	**1,703,823**
Investment Income–Net	**1,040,893**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	7,287,627
Net realized gain (loss) on financial futures	149,160
Net Realized Gain (Loss)	**7,436,787**
Net unrealized appreciation (depreciation) on investments (including $4,415 net unrealized appreciation on financial futures)	5,432,068
Net Realized and Unrealized Gain (Loss) on Investments	**12,868,855**
Net Increase in Net Assets Resulting from Operations	**13,909,748**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended October 31, | |
	2004	2003
Operations ($):		
Investment income−net	1,040,893	810,047
Net realized gain (loss) on investments	7,436,787	(4,607,249)
Net unrealized appreciation (depreciation) on investments	5,432,068	22,375,855
Net Increase (Decrease) in Net Assets Resulting from Operations	**13,909,748**	**18,578,653**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(810,983)	(860,419)
Class C shares	–	(880)
Class R shares	(95)	(52)
Class T shares	–	(61)
Total Dividends	**(811,078)**	**(861,412)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	6,040,481	4,322,990
Class B shares	1,174,281	1,397,706
Class C shares	245,911	169,865
Class R shares	7,334	5,952
Class T shares	72,875	96,501
Dividends reinvested:		
Class A shares	748,775	788,483
Class C shares	–	414
Class R shares	91	52
Class T shares	–	61
Cost of shares redeemed:		
Class A shares	(16,486,755)	(12,753,414)
Class B shares	(3,256,142)	(2,858,681)
Class C shares	(219,183)	(417,423)
Class R shares	(25)	(5)
Class T shares	(6,147)	(64,566)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,678,504)**	**(9,312,065)**
Total Increase (Decrease) in Net Assets	**1,420,166**	**8,405,176**
Net Assets ($):		
Beginning of Period	125,659,216	117,254,040
End of Period	**127,079,382**	**125,659,216**
Undistributed investment income−net	1,025,440	805,396

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	331,665	282,949
Shares issued for dividends reinvested	42,137	53,566
Shares redeemed	(904,803)	(845,160)
Net Increase (Decrease) in Shares Outstanding	**(531,001)**	**(508,645)**
Class B[a]		
Shares sold	68,340	96,625
Shares redeemed	(188,678)	(197,571)
Net Increase (Decrease) in Shares Outstanding	**(120,338)**	**(100,946)**
Class C		
Shares sold	14,388	11,839
Shares issued for dividends reinvested	−	30
Shares redeemed	(12,846)	(29,416)
Net Increase (Decrease) in Shares Outstanding	**1,542**	**(17,547)**
Class R		
Shares sold	412	405
Shares issued for dividends reinvested	5	3
Shares redeemed	(1)	−
Net Increase (Decrease) in Shares Outstanding	**416**	**408**
Class T		
Shares sold	4,016	6,406
Shares issued for dividends reinvested	−	4
Shares redeemed	(348)	(4,297)
Net Increase (Decrease) in Shares Outstanding	**3,668**	**2,113**

[a] *During the period ended October 31, 2004, 65,053 Class B shares representing $1,120,787 were automatically converted to 61,832 Class A shares and during the period ended October 31, 2003, 54,027 Class B shares representing $775,619 were automatically converted to 51,421 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

			Year Ended October 31,		
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.94	14.59	17.22	21.85	22.00
Investment Operations:					
Investment income−net [a]	.16	.12	.12	.13	.10
Net realized and unrealized gain (loss) on investments	1.77	2.35	(1.83)	(3.08)	1.74
Total from Investment Operations	1.93	2.47	(1.71)	(2.95)	1.84
Distributions:					
Dividends from investment income−net	(.12)	(.12)	(.13)	(.11)	(.11)
Dividends from net realized gain on investments	−	−	(.79)	(1.57)	(1.88)
Total Distributions	(.12)	(.12)	(.92)	(1.68)	(1.99)
Net asset value, end of period	18.75	16.94	14.59	17.22	21.85
Total Return (%) [b]	11.43	17.04	(10.74)	(14.32)	9.00
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.26	1.28	1.20	1.20
Ratio of net expenses to average net assets	1.26	1.26	1.28	1.20	1.20
Ratio of net investment income to average net assets	.87	.76	.69	.66	.50
Portfolio Turnover Rate	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	118,301	115,872	107,217	132,810	164,534

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.06	13.84	16.40	20.93	21.21
Investment Operations:					
Investment income (loss)−net[a]	.00[b]	(.01)	(.02)	(.03)	(.04)
Net realized and unrealized gain (loss) on investments	1.69	2.23	(1.75)	(2.93)	1.64
Total from Investment Operations	1.69	2.22	(1.77)	(2.96)	1.60
Distributions:					
Dividends from investment income−net	−	−	(.00)[b]	−	−
Dividends from net realized gain on investments	−	−	(.79)	(1.57)	(1.88)
Total Distributions	−	−	(.79)	(1.57)	(1.88)
Net asset value, end of period	17.75	16.06	13.84	16.40	20.93
Total Return (%)[c]	10.52	16.04	(11.48)	(15.02)	8.12
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.12	2.12	2.10	2.02	1.99
Ratio of net expenses to average net assets	2.12	2.12	2.10	2.02	1.99
Ratio of net investment income (loss) to average net assets	.01	(.10)	(.13)	(.16)	(.23)
Portfolio Turnover Rate	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	7,355	8,591	8,801	10,575	11,936

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	15.85	13.68	16.22	20.75	21.06
Investment Operations:					
Investment (loss)−net[a]	(.00)[b]	(.02)	(.02)	(.04)	(.11)
Net realized and unrealized gain (loss) on investments	1.66	2.20	(1.72)	(2.89)	1.68
Total from Investment Operations	1.66	2.18	(1.74)	(2.93)	1.57
Distributions:					
Dividends from investment income−net	−	(.01)	(.01)	(.03)	−
Dividends from net realized gain on investments	−	−	(.79)	(1.57)	(1.88)
Total Distributions	−	(.01)	(.80)	(1.60)	(1.88)
Net asset value, end of period	17.51	15.85	13.68	16.22	20.75
Total Return (%)[c]	10.47	15.95	(11.48)	(14.99)	8.02
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.13	2.16	2.11	2.04	2.03
Ratio of net expenses to average net assets	2.13	2.16	2.11	2.04	2.03
Ratio of net investment (loss) to average net assets	(.00)[d]	(.13)	(.15)	(.20)	(.59)
Portfolio Turnover Rate	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	1,237	1,096	1,185	1,243	714

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Amount represents less than .01%.
See notes to financial statements.

	Year Ended October 31,				
Class R Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	16.53	14.26	16.78	21.55	21.70
Investment Operations:					
Investment income (loss)−net[a]	.13	.06	.07	(.05)	.05
Net realized and unrealized gain (loss) on investments	1.73	2.30	(1.80)	(3.01)	1.75
Total from Investment Operations	1.86	2.36	(1.73)	(3.06)	1.80
Distributions:					
Dividends from investment income−net	(.10)	(.09)	−	(.14)	(.07)
Dividends from net realized gain on investments	−	−	(.79)	(1.57)	(1.88)
Total Distributions	(.10)	(.09)	(.79)	(1.71)	(1.95)
Net asset value, end of period	18.29	16.53	14.26	16.78	21.55
Total Return (%)	11.26	16.64	(10.97)	(15.15)	8.97
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.59	1.56	2.13	1.37
Ratio of net expenses to average net assets	1.40	1.59	1.56	2.13	1.37
Ratio of net investment income (loss) to average net assets	.74	.42	.41	(.27)	.26
Portfolio Turnover Rate	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	25	15	7	7	6

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	16.51	14.32	17.05	21.77	19.15
Investment Operations:					
Investment income (loss)–net[b]	.03	(.07)	(.07)	(.02)	(.02)
Net realized and unrealized gain (loss) on investments	1.73	2.28	(1.79)	(3.08)	2.64
Total from Investment Operations	1.76	2.21	(1.86)	(3.10)	2.62
Distributions:					
Dividends from investment income–net	–	(.02)	(.08)	(.05)	–
Dividends from net realized gain on investments	–	–	(.79)	(1.57)	–
Total Distributions	–	(.02)	(.87)	(1.62)	–
Net asset value, end of period	18.27	16.51	14.32	17.05	21.77
Total Return (%)[c]	10.66	15.45	(11.69)	(15.08)	13.68[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.95	2.48	2.38	1.92	1.17[d]
Ratio of net expenses to average net assets	1.95	2.48	2.38	1.92	1.17[d]
Ratio of net investment income (loss) to average net assets	.19	(.48)	(.41)	(.11)	(.09)[d]
Portfolio Turnover Rate	51.24	59.66	57.49	91.91	150.24
Net Assets, end of period ($ x 1,000)	161	85	44	21	1

[a] *From March 1, 2000 (commencement of initial offering) to October 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Value Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Value Equity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series including the fund. The fund's investment objective is capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the leading transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated " in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,025,440, accumulated capital losses $2,795,140 and unrealized appreciation $24,024,122.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $811,078 and $861,412, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income–net by $9,771 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004 was approximately $1,900, with a related weighted average annualized interest rate of 1.47%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

During the period ended October 31, 2004, the Distributor retained $27,556 and $41 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $16,025 from contingent deferred sales charges on redemptions of the fund's Class B shares.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares, and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2004, Class B, Class C and

Class T shares were charged $61,826, $8,876 and $281, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $298,135, $20,609, $2,958 and $281, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $98,371 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2004, the fund was charged $16,018 pursuant to the custody agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $80,338, Rule 12b-1 distribution plan fees $5,463, shareholder services plan fees $26,774, custodian fees $2,298 and transfer agency per account fees $13,848.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) During the period ended October 31, 2004, the fund incurred total brokerage commissions of $226,673, of which $30 was paid to Harborside Plus Inc., a wholly-owned subsidiary of Mellon Financial Corporation.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2004, amounted to $63,323,101 and $75,837,438, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2004, are set forth in the Statement of Financial Futures.

At October 31, 2004, the cost of investments for federal income tax purposes was $109,773,544; accordingly, accumulated net unrealized appreciation on investments was $24,024,122, consisting of $26,605,620 gross unrealized appreciation and $2,581,498 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the

Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption <u>In re Dreyfus Mutual Funds Fee Litigation</u>, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTE 6—Subsequent Event:

On December 8, 2004, the fund's Board of Directors approved an Agreement and Plan of Reorganization, subject to the approval of shareholders, under which all of the fund's assets will be transferred in a tax-free reorganization to Dreyfus Premier Strategic Value Fund.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier Value Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Dreyfus Premier Value Fund (one of the funds comprising Dreyfus Premier Value Equity Funds) as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of October 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Value Fund at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 13, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $811,078 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

———————————

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————————

Diane Dunst (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 11

———————————

Rosalind Gersten Jacobs (79)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Jay I. Meltzer (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Adjunct Clinical Professor of Medicine at Cornell Medical College

No. of Portfolios for which Board Member Serves: 11

———————————

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

———————————

Warren B. Rudman (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

———————————

Sander Vanocur (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since December 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier Value Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0037AR1004

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier International Opportunities Fund, covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, D. Kirk Henry.

The global equity markets have remained within a relatively narrow trading range so far in 2004 due to uncertainties related to the potential impact of higher commodity prices, persistent geopolitical tension, a weaker U.S. dollar and the sustainability of China's tremendous economic expansion. Yet, these factors also have produced what we believe to be attractive valuations among individual stocks in both developed and developing markets, suggesting that improvements in global economic conditions could lead to higher stock prices.

Of course, the specific international investments that may be right for you depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your need for global diversification most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

D. Kirk Henry, Senior Portfolio Manager

How did Dreyfus Premier International Opportunities Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced total returns of 19.41% for Class A shares, 18.60% for Class B shares, 18.67% for Class C shares, 20.62% for Class R shares and 19.41% for Class T shares.[1] This compares with a 19.67% return for the fund's current benchmark, the Morgan Stanley Capital International All Country World ex United States Free Index, for the same period.[2]

We attribute the fund and market's overall performance to solid global economic growth driven by U.S. consumption and unprecedented expansion in China. As a result, corporate earnings rose sharply, balance sheet strength improved and there was a marked resurgence in merger-and-acquisition activity. The fund's returns modestly trailed its benchmark due to its higher weight in consumer staples and less exposure to energy, as well as lagging returns from German consumer discretionary holdings.

What is the fund's investment approach?

The fund seeks long-term capital growth. To pursue this goal, the fund ordinarily invests most of its assets in equity securities of companies located throughout the world, including emerging market countries. At least 80% of the fund's assets will be invested in stocks. The fund normally can be expected to invest up to 35% of its total assets in the stocks of emerging market companies.

The fund's investment approach is value-oriented, research-driven and risk-adverse. In selecting stocks, we seek to identify potential investments through extensive quantitative and fundamental research. Emphasizing individual stock selection rather than economic and industry trends, the fund focuses on three key factors: value; business health; and business momentum.

The fund employs strict risk control guidelines with respect to portfolio, country and sector diversification. Under normal market conditions:

- no single issue, at the time of purchase, will account for more than 5% of the portfolio or 5% of the outstanding common stock of the issuer;
- the fund will be invested in at least 12 to 15 countries, and country weightings will deviate from the weightings of the fund's benchmark index only within specific percentage ranges established by the portfolio manager; and
- the weighting in any one sector will be no more than the greater of 10 percentage points above the weighting of that sector in the benchmark or 30% of the portfolio.

What other factors influenced the fund's performance?

Most international stock markets rallied sharply during the reporting period, due largely to U.S. consumer spending, and resilient economic growth in China, which triggered a strong rebound in industrial production and commodity prices. Buoyant exports and lower operating costs led to solid earnings growth in Japan. European companies used the profit recovery to reduce debt and execute strategic acquisitions.

The fund's performance received especially strong contributions from its holdings in Japan, France, India, the Netherlands and South Korea. In Japan, consumer and corporate finance stocks such as Credit Saison, AIFUL and SFCG rose sharply, fueled by higher employment rates, which, in turn, led to improved lending volumes and lower loan loss delinquencies. The fund's performance also was bolstered by its holdings in Sanofi-Aventis, the large French pharmaceutical firm created by a merger during the reporting period.

In India, an area we have favored for some time now, the stock price of Mahanagar Telephone Nigam (MTNL), a major telecommunications company, rebounded after it was announced that the new government would raise foreign ownership levels in the telecom sector. The fund also scored successes with several of its holdings in the Netherlands, including Fortis, the bank and insurance company, and Hunter Douglas, the window treatment firm. Finally, strong exports to China, where the local industrial production is expanding rapidly, helped boost the performance of POSCO, the South Korean iron and steel manufacturer.

On the other hand, the fund's returns were hindered by its limited exposure to energy stocks and a higher weight in consumer staples. While the fund's energy companies rose steadily with oil prices, the overall impact was limited by a slightly lower weight in the sector relative to the index. In addition, the fund's exposure to selected German consumer discretionary stocks, including Volkswagen and KarstadtQuelle, the department store and catalog retailer, also held back performance, primarily due to the country's high unemployment and struggling economy.

What is the fund's current strategy?

As of the end of the reporting period, we have taken profits and trimmed the fund's exposure to richly priced energy companies and mining stocks that are vulnerable to specific metal price risk. We have redeployed those assets to more attractively valued investments, including France Telecom, Vodafone, select information technology companies, and European consumer stocks that appear to have been oversold by investors.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2005, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of gross dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International All Country World ex U.S. Free Index is a free floated-adjusted market capitalization-weighted index that is designed to track the performance of both developed and emerging market countries, excluding the United States.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier International Opportunities Fund Class A shares, Class B shares, Class C shares and Class R shares and the Morgan Stanley Capital International All Country World ex U.S. Free Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares of Dreyfus Premier International Opportunities Fund on 3/31/98 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International All Country World ex U.S. Free Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a free float-adjusted market capitalization-weighted index that is designed to track the performance of both developed and emerging market countries, excluding the United States. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**3/31/98**	**12.58%**	**2.05%**	**3.45%**
without sales charge	**3/31/98**	**19.41%**	**3.27%**	**4.38%**
Class B shares				
with applicable redemption charge †	**3/31/98**	**14.60%**	**2.07%**	**3.60%**
without redemption	**3/31/98**	**18.60%**	**2.42%**	**3.60%**
Class C shares				
with applicable redemption charge ††	**3/31/98**	**17.67%**	**2.45%**	**3.56%**
without redemption	**3/31/98**	**18.67%**	**2.45%**	**3.56%**
Class R shares	**3/31/98**	**20.62%**	**3.72%**	**4.80%**
Class T shares				
with applicable sales charge (4.5%)	**3/1/00**	**14.08%**	**–**	**2.63%**
without sales charge	**3/1/00**	**19.41%**	**–**	**3.65%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Opportunities Fund from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 10.37	$ 14.23	$ 14.23	$ 9.08	$ 11.67
Ending value (after expenses)	$1,063.00	$1,058.90	$1,059.00	$1,065.20	$1,063.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 10.13	$ 13.90	$ 13.90	$ 8.87	$ 11.39
Ending value (after expenses)	$1,015.08	$1,011.31	$1,011.31	$1,016.34	$1,013.83

† *Expenses are equal to the fund's annualized expense ratio of 2.00% for Class A, 2.75% for Class B, 2.75% for Class C, 1.75% for Class R and 2.25% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks—95.1%	Shares	Value ($)
Australia—1.2%		
Amcor	13,551	77,329
National Australia Bank	6,359	134,449
		211,778
Belgium—1.0%		
Fortis	6,650	**169,655**
Brazil—1.0%		
Banco Itau, ADR	30	1,815
Petroleo Brasileiro, ADR	2,600	92,326
Telecomunicacoes Brasileiras, ADR	3,324	87,621
		181,762
Canada—3.6%		
CP Railway	6,700	189,019
Quebecor World	7,150	149,425
Royal Bank of Canada	1,800	93,564
Sobeys	7,600	197,836
		629,844
China—.8%		
China Telecom, Cl. H	167,000	53,642
Huadian Power International, Cl. H	255,400	82,038
		135,680
Croatia—.1%		
Pliva, GDR	1,100 [a]	**16,610**
Denmark—.4%		
Danske Bank	2,750	**77,013**
Finland—1.9%		
M-real, CL. B	8,900	55,200
Nokia	1,900	29,375
Nokia, ADR	4,359	67,216
Sampo	5,850	69,872
UPM-Kymmene	5,500	109,018
		330,681
France—8.0%		
BNP Paribas	2,030	138,495
Carrefour	3,880	170,337
France Telecom	7,750 [b]	222,396
Sanofi-Aventis	2,100	153,878
Schneider Electric	1,470	97,563

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Societe Nationale d'Etude et de Construction de Moteurs d'Avion	3,840	82,007
Thomson	7,170	162,658
Total	1,085	226,162
Valeo	3,750	138,830
		1,392,326
Germany−5.8%		
Deutsche Bank	1,640	124,974
Deutsche Boerse	1,300	65,085
Deutsche Lufthansa	9,188 [b]	121,491
Deutsche Post	9,330	182,905
Deutsche Postbank	1,800	71,771
E.ON	1,614	132,095
Heidelberger Druckmaschinen	1,990 [b]	57,284
KarstadtQuelle	5,650	64,232
Medion	1,860	32,420
Volkswagen	3,490	155,759
		1,008,016
Greece−.4%		
Hellenic Telecommunications Organization	4,580	**71,103**
Hong Kong−1.2%		
Bank of East Asia	27,442	78,627
China Mobile (Hong Kong)	34,500	99,958
Citic Pacific	10,100	25,824
MTR	4,451	6,663
		211,072
Hungary−.4%		
Magyar Tavkozlesi	16,500	**69,215**
India−1.4%		
Hindalco Industries, GDR	2,600 [a]	67,080
Mahanagar Telephone Nigam, ADR	9,600	75,840
Reliance Industries, GDR	4,300 [a,b]	106,425
		249,345
Indonesia−.4%		
PT Gudang Garam	50,100	**70,311**
Ireland−1.3%		
Bank of Ireland	16,970	**233,288**

Common Stocks (continued)	Shares	Value ($)
Italy−3.8%		
Banche Popolari Unite Scrl	2,335	41,625
Benetton Group	4,800	55,551
Eni	7,505	170,834
Finmeccanica	190,160	151,499
SanPaolo IMI	4,070	51,735
UniCredito Italiano	37,200	200,275
		671,519
Japan−21.3%		
AIFUL	1,100	109,896
ALPS ELECTRIC	8,000	96,468
CANON	3,000	148,159
Credit Saison	5,100	163,258
DENTSU	26	69,726
FUNAI ELECTRIC	500	65,439
Fuji Heavy Industries	16,600	80,727
Fuji Photo Film	4,500	153,824
HONDA MOTOR	3,500	169,216
KDDI	18	86,685
Kao	4,800	110,821
Kuraray	10,000	78,187
LAWSON	2,700	90,255
MABUCHI MOTOR	1,700	126,336
MINEBEA	26,500	112,606
MURATA MANUFACTURING	1,900	90,604
Matsumotokiyoshi	3,600	90,595
NIPPON TELEGRAPH AND TELEPHONE	16	67,989
Nippon Express	32,000	154,410
OLYMPUS	2,500	48,513
RINNAI	4,200	114,419
ROHM	1,200	123,286
SFCG	300	63,116
SKYLARK	6,900	114,414
SOHGO SECURITY SERVICES	5,300	72,368
SUMITOMO CHEMICAL	20,600	99,985
Sekisui House	10,000	103,305
77 Bank	19,000	113,211

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Shin-Etsu Chemical	4,400	167,441
Shinsei Bank	1,000	6,516
Shiseido	6,500	84,887
Sumitomo Bakelite	12,700	74,833
Sumitomo Mitsui Financial	9	58,555
TDK	600	41,700
Takeda Pharmaceutical	3,450	166,799
Toyota Motor	2,200	85,798
Yamaha Motor	8,000	121,851
		3,726,198
Malaysia−.5%		
Sime Darby	58,300	**87,450**
Mexico−1.7%		
Cemex, ADR	2,995	86,795
Coca-Cola Femsa, ADR	5,100	102,612
Kimberly-Clark de Mexico, Cl. A	5,300	15,863
Telefonos de Mexico, ADR	2,560	87,655
		292,925
Netherlands−5.4%		
ABN AMRO	4,059	97,325
Aegon	13,064	143,339
Akzo Nobel	2,024	76,329
DSM	1,100	60,009
Heineken	4,397	138,548
Koninklijke (Royal) Philips Electronics	4,410	104,613
Koninklijke (Royal) Philips Electronics (New York Shares)	1,670	39,779
Royal Dutch Petroleum	2,700	147,053
Wolters Kluwer	7,118	130,075
		937,070
New Zealand−.1%		
Carter Holt Harvey	14,250	**20,959**
Norway−.2%		
Norsk Hydro	350	**25,779**

Common Stocks (continued)	Shares	Value ($)
Singapore–1.1%		
DBS	16,600	155,690
Singapore Technologies Engineering	32,100	40,335
		196,025
South Africa–2.1%		
Anglo American	3,560	78,054
Nampak	40,400	98,006
Nedcor	10,879	118,680
Old Mutual	31,900	67,511
		362,251
South Korea–3.5%		
Hyundai Motor, GDR	3,000 [a]	71,250
KT, ADR	6,100	112,606
Kookmin Bank, ADR	2,350 [b]	79,030
Korea Electric Power, ADR	10,160	116,637
POSCO, ADR	1,600	59,824
SK Telecom, ADR	4,400	86,812
Samsung Electronics, GDR	390	76,440
		602,599
Spain–2.3%		
Banco de Sabadell	3,110	66,894
Endesa	8,740	177,822
Repsol YPF	800	17,382
Repsol YPF, ADR	6,120	132,620
		394,718
Sweden–.9%		
Electrolux, Cl. B	8,700	**161,646**
Switzerland–6.3%		
Clariant	6,485	87,965
Julius Baer, Cl. B	270	75,735
Lonza	2,500	122,457
Nestle	950	225,310
Novartis	5,160	246,702
Swiss Re	2,260	139,086

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
UBS	1,760	127,177
Zurich Financial Services	540	77,091
		1,101,523
Taiwan−1.3%		
Compal Electronics, GDR	24,417	109,876
United Microelectronics, ADR	35,351 b	123,729
		233,605
United Kingdom−15.7%		
BAA	9,300	97,940
BAE Systems	29,345	128,384
BOC	5,254	84,612
BT	47,300	161,337
Barclays	9,831	96,040
Bunzl	14,753	111,818
Cadbury Schweppes	15,848	131,685
Centrica	18,000	79,576
Diageo	13,338	178,428
easyJet	21,000 b	60,736
GKN	42,450	166,620
GlaxoSmithKline	12,600	265,386
Lloyds TSB	13,869	109,766
Marks & Spencer	11,300	74,493
Rexam	8,400	66,404
Rio Tinto	7,053	184,428
Royal Bank of Scotland	6,556	193,223
Sainsbury (J)	21,159	100,147
Scottish & Southern Energy	1,807	27,690
Shell Transport & Trading	28,233	222,282
Unilever	15,490	130,559
Vodafone	23,100	59,174
		2,730,728
Total Common Stocks		
(cost $13,969,571)		**16,602,694**

Short-Term Investments–2.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
1.50%, 11/4/2004	201,000	200,972
1.64%, 11/18/2004	201,000	200,845
Total Short-Term Investments (cost $401,819)		**401,817**
Total Investments (cost $14,371,390)	**97.4%**	**17,004,511**
Cash and Receivables (Net)	**2.6%**	**449,728**
Net Assets	**100.0%**	**17,454,239**

ADR—*American Depository Receipts*
GDR—*Global Depository Receipts*

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At October 31, 2004, these securities amounted to $261,365 or 1.5% of net assets.*

b *Non-income producing.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	11.8	Healthcare	4.0
Financial Services	6.9	Electronic components	3.8
Telecommunications	6.8	Utilities	3.5
Chemicals	6.7	Beverages & Tobacco	3.5
Food & Household Products	6.5	Other	34.3
Automobiles	4.9		
Energy	4.7		**97.4**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	14,371,390	17,004,511
Cash		30,252
Cash denominated in foreign currencies	389,188	399,430
Receivable for investment securities sold		113,595
Dividends receivable		39,531
Receivable for shares of Beneficial Interest subscribed		21,542
Net unrealized appreciation on forward currency exchange contracts—Note 4		43
Prepaid expenses		26,130
		17,635,034
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(c)		12,769
Payable for investment securities purchased		63,529
Payable for shares of Beneficial Interest redeemed		45,233
Accrued expenses		59,264
		180,795
Net Assets ($)		**17,454,239**
Composition of Net Assets ($):		
Paid-in capital		14,550,790
Accumulated undistributed investment income—net		38,773
Accumulated net realized gain (loss) on investments		220,020
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		2,644,656
Net Assets ($)		**17,454,239**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	7,798,692	3,493,569	5,961,217	28,681	172,080
Shares Outstanding	563,177	262,651	448,520	2,041	12,360
Net Asset Value Per Share ($)	**13.85**	**13.30**	**13.29**	**14.05**	**13.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):

Income:

Cash dividends (net of $46,422 foreign taxes withheld at source)	380,354
Interest	5,763
Total Income	**386,117**

Expenses:

Management fee–Note 3(a)	153,873
Shareholder servicing costs–Note 3(c)	82,402
Custodian fees	79,492
Registration fees	66,321
Distribution fees–Note 3(b)	63,135
Prospectus and shareholders' reports	31,228
Auditing fees	23,235
Trustees' fees and expenses–Note 3(d)	2,453
Legal fees	1,625
Loan commitment fees–Note 2	107
Miscellaneous	11,641
Total Expenses	**515,512**
Less–reduction in management fee due to undertaking–Note 3(a)	(144,754)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(362)
Net Expenses	**370,396**
Investment Income–Net	**15,721**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments and foreign currency transactions	1,434,921
Net realized gain (loss) on forward currency exchange contracts	(8,315)
Net Realized Gain (Loss)	**1,426,606**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	987,696
Net Realized and Unrealized Gain (Loss) on Investments	**2,414,302**
Net Increase in Net Assets Resulting from Operations	**2,430,023**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	15,721	44,985
Net realized gain (loss) on investments	1,426,606	(373,258)
Net unrealized appreciation (depreciation) on investments	987,696	2,616,609
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,430,023**	**2,288,336**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(50,384)	(59,889)
Class B shares	(11,801)	(18,053)
Class C shares	(22,186)	(20,906)
Class R shares	(324)	(6,701)
Class T shares	(1,435)	(369)
Total Dividends	**(86,130)**	**(105,918)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,979,138	11,578,164
Class B shares	1,245,498	3,593,944
Class C shares	2,478,238	2,473,249
Class R shares	34,000	−
Class T shares	91,819	877,761
Dividends reinvested:		
Class A shares	35,183	23,852
Class B shares	8,466	13,802
Class C shares	9,166	9,041
Class R shares	324	323
Class T shares	1,435	369
Cost of shares redeemed:		
Class A shares	(1,989,102)	(11,792,371)
Class B shares	(784,763)	(3,185,577)
Class C shares	(744,443)	(1,122,391)
Class R shares	(507,407)	(49,662)
Class T shares	(65,993)	(802,041)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**3,791,559**	**1,618,463**
Total Increase (Decrease) in Net Assets	**6,135,452**	**3,800,881**
Net Assets ($):		
Beginning of Period	11,318,787	7,517,906
End of Period	**17,454,239**	**11,318,787**
Undistributed investment income−net	38,773	78,243

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	306,480	1,188,196
Shares issued for dividends reinvested	2,886	2,560
Shares redeemed	(152,015)	(1,194,815)
Net Increase (Decrease) in Shares Outstanding	**157,351**	**(4,059)**
Class B[a]		
Shares sold	101,089	395,578
Shares issued for dividends reinvested	718	1,532
Shares redeemed	(62,173)	(351,150)
Net Increase (Decrease) in Shares Outstanding	**39,634**	**45,960**
Class C		
Shares sold	199,933	256,526
Shares issued for dividends reinvested	779	1,004
Shares redeemed	(58,978)	(119,380)
Net Increase (Decrease) in Shares Outstanding	**141,734**	**138,150**
Class R		
Shares sold	2,574	–
Shares issued for dividends reinvested	26	35
Shares redeemed	(41,706)	(5,130)
Net Increase (Decrease) in Shares Outstanding	**(39,106)**	**(5,095)**
Class T		
Shares sold	7,115	93,227
Shares issued for dividends reinvested	117	51
Shares redeemed	(5,009)	(85,417)
Net Increase (Decrease) in Shares Outstanding	**2,223**	**7,861**

[a] *During the period ended October 31, 2004, 7,082 Class B shares representing $90,552 were automatically converted to 6,826 Class A shares and during the period ended October 31, 2003, 2,780 Class B shares representing $28,985 were automatically converted to 2,684 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.70	9.47	10.35	12.96	13.98
Investment Operations:					
Investment income−net[a]	.07	.09	.06	.04	.03
Net realized and unrealized gain (loss) on investments	2.20	2.27	(.94)	(1.63)	(.10)
Total from Investment Operations	2.27	2.36	(.88)	(1.59)	(.07)
Distributions:					
Dividends from investment income−net	(.12)	(.13)	−	−	(.04)
Dividends from net realized gain on investments	−	−	−	(1.02)	(.91)
Total Distributions	(.12)	(.13)	−	(1.02)	(.95)
Net asset value, end of period	13.85	11.70	9.47	10.35	12.96
Total Return (%)[b]	19.41	25.23	(8.50)	(13.57)	(.69)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.93	3.61	3.47	3.69	3.16
Ratio of net expenses to average net assets	2.00	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets	.53	.92	.52	.35	.24
Portfolio Turnover Rate	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	7,799	4,747	3,882	3,724	4,121

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
See notes to financial statements.

	Year Ended October 31,				
Class B Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.26	9.17	10.11	12.78	13.86
Investment Operations:					
Investment income (loss)–net [a]	(.03)	.00[b]	(.03)	(.05)	(.07)
Net realized and unrealized					
gain (loss) on investments	2.12	2.18	(.91)	(1.60)	(.10)
Total from Investment Operations	2.09	2.18	(.94)	(1.65)	(.17)
Distributions:					
Dividends from investment income–net	(.05)	(.09)	–	–	–
Dividends from net realized					
gain on investments	–	–	–	(1.02)	(.91)
Total Distributions	(.05)	(.09)	–	(1.02)	(.91)
Net asset value, end of period	13.30	11.26	9.17	10.11	12.78
Total Return (%) [c]	18.60	23.99	(9.30)	(14.28)	(1.42)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	3.68	4.37	4.24	4.47	3.89
Ratio of net expenses					
to average net assets	2.75	2.75	2.75	2.75	2.75
Ratio of net investment income					
(loss) to average net assets	(.26)	.01	(.34)	(.45)	(.52)
Portfolio Turnover Rate	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	3,494	2,512	1,624	809	799

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.26	9.19	10.12	12.79	13.87
Investment Operations:					
Investment (loss)−net[a]	(.03)	(.00)[b]	(.04)	(.05)	(.06)
Net realized and unrealized gain (loss) on investments	2.12	2.17	(.89)	(1.60)	(.11)
Total from Investment Operations	2.09	2.17	(.93)	(1.65)	(.17)
Distributions:					
Dividends from investment income−net	(.06)	(.10)	−	−	−
Dividends from net realized gain on investments	−	−	−	(1.02)	(.91)
Total Distributions	(.06)	(.10)	−	(1.02)	(.91)
Net asset value, end of period	13.29	11.26	9.19	10.12	12.79
Total Return (%)[c]	18.67	23.92	(9.19)	(14.27)	(1.42)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.69	4.37	4.29	4.43	3.92
Ratio of net expenses to average net assets	2.75	2.75	2.75	2.75	2.75
Ratio of net investment (loss) to average net assets	(.25)	(.04)	(.43)	(.44)	(.47)
Portfolio Turnover Rate	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	5,961	3,455	1,549	556	677

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

			Year Ended October 31,		
Class R Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	11.80	9.55	10.41	13.00	14.01
Investment Operations:					
Investment income (loss)−net [a]	(.01)	.09	.08	.07	.07
Net realized and unrealized gain (loss) on investments	2.42	2.32	(.94)	(1.64)	(.10)
Total from Investment Operations	2.41	2.41	(.86)	(1.57)	(.03)
Distributions:					
Dividends from investment income−net	(.16)	(.16)	−	−	(.07)
Dividends from net realized gain on investments	−	−	−	(1.02)	(.91)
Total Distributions	(.16)	(.16)	−	(1.02)	(.98)
Net asset value, end of period	14.05	11.80	9.55	10.41	13.00
Total Return (%)	20.62	25.72	(8.26)	(13.36)	(.39)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.61	3.37	3.21	3.43	2.91
Ratio of net expenses to average net assets	1.75	1.75	1.75	1.75	1.75
Ratio of net investment income (loss) to average net assets	(.12)	.94	.73	.55	.48
Portfolio Turnover Rate	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	29	485	442	881	1,147

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	11.77	9.39	10.29	12.91	13.06
Investment Operations:					
Investment income (loss)−net[b]	.03	.07	(.04)	.00[c]	.05
Net realized and unrealized gain (loss) on investments	2.24	2.45	(.86)	(1.60)	(.20)
Total from Investment Operations	2.27	2.52	(.90)	(1.60)	(.15)
Distributions:					
Dividends from investment income−net	(.12)	(.14)	−	−	−
Dividends from net realized gain on investments	−	−	−	(1.02)	−
Total Distributions	(.12)	(.14)	−	(1.02)	−
Net asset value, end of period	13.92	11.77	9.39	10.29	12.91
Total Return (%)[d]	19.41	27.18	(8.75)	(13.70)	(1.15)[e]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	3.80	4.44	5.21	3.95	2.36[e]
Ratio of net expenses to average net assets	2.25	2.25	2.25	2.25	1.51[e]
Ratio of net investment income (loss) to average net assets	.24	.61	(.41)	.04	.35[e]
Portfolio Turnover Rate	44.10	78.42	65.83	49.65	42.16
Net Assets, end of period ($ x 1,000)	172	119	21	1	1

[a] *From March 1, 2000 (commencement of initial offering) to October 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Exclusive of sales charge.*
[e] *Not annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Opportunities Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Value Equity Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering two series, including the fund. The fund's investment objective is long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $47,628, undistributed capital gains $455,609 and unrealized appreciation $2,400,212.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $86,130 and $105,918, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency exchange gains and losses and passive foreign investment companies, the fund increased accumulated undistributed investment income-net by $30,939, decreased accumulated net realized gain (loss) on investments by $39,794 and increased paid-in capital by $8,855. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from November 1, 2003 through October 31, 2005, that, if the aggregate expenses of the fund exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution plan fees, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.75% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear such excess expenses. The reduction in management fee, pursuant to the undertaking, amounted to $144,754 during the period ended October 31, 2004.

During the period ended October 31, 2004, the Distributor retained $4,474 from commissions earned on sales of the fund's Class A shares and $8,325 and $984 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2004, Class B, Class C and Class T shares were charged $24,616, $38,122 and $397, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $17,036, $8,205, $12,708 and $397, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $15,631 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $14,594, Rule 12b-1 distribution plan fees $5,953, shareholder services plan fees $3,643, transfer agency per account fees $2,506, which are offset against an expense reimbursement currently in effect in the amount of $13,927.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended October 31, 2004, amounted to $9,987,514 and $6,422,042, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gains on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation ($)
Purchases:				
Indonesian Rupiah, expiring 11/2/2004	62,174,285	6,832	6,843	11
Japanese Yen, expiring 11/1/2004	526,145	4,952	4,968	16
Japanese Yen, expiring 11/2/2004	527,152	4,966	4,978	12
Sales:		**Proceeds ($)**		
Mexican Peso, expiring 11/1/2004	63,474	5,504	5,500	4
Total				**43**

At October 31, 2004, the cost of investments for federal income tax purposes was $14,615,834; accordingly, accumulated net unrealized appreciation on investments was $2,388,677, consisting of $2,871,682 gross unrealized appreciation and $483,005 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors, and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Premier International Opportunities Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier International Opportunities Fund (one of the funds comprising Dreyfus Premier Value Equity Funds) as of October 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier International Opportunities Fund at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 13, 2004

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2004:

—the total amount of taxes paid to foreign countries was $46,422

—the total amount of income sourced from foreign countries was $86,575

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2004 calendar year with Form 1099-DIV which will be mailed by January 31, 2005.

For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $86,130 represents the maximum amount that may be considered qualified dividend income.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

––––––––––––––

David W. Burke (68)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

––––––––––––––

Diane Dunst (65)
Board Member (1990)

Principal Occupation During Past 5 Years:
• President, Huntting House Antiques

No. of Portfolios for which Board Member Serves: 11

––––––––––––––

Rosalind Gersten Jacobs (79)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Jay I. Meltzer (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Adjunct Clinical Professor of Medicine at Cornell Medical College

No. of Portfolios for which Board Member Serves: 11

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic–American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 21

Warren B. Rudman (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

Sander Vanocur (76)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 21

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

36

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 93 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since December 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since August 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
International
Opportunities Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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